

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2023

Dr. A. Rachel Leheny
Chief Executive Officer
CalciMedica, Inc.
505 Coast Boulevard South, Suite 307
La Jolla, California 92037

> **Re: CalciMedica, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 4, 2023**
> **File No. 333-271115**

Dear Dr. A. Rachel Leheny:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cindy Polynice at 202-551-8707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Carlos Ramirez, Esq.